                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          SEEQ Technology Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Series B Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   815779-10-3
                                   -----------
                                 (CUSIP Number)


                DAVID E. SANDERS, VICE PRESIDENT, GENERAL COUNSEL
                -------------------------------------------------
                              LSI LOGIC CORPORATION
                              ---------------------
                             1551 MCCARTHY BOULEVARD
                             -----------------------
                           MILPITAS, CALIFORNIA 95035
                           --------------------------
                                 (408) 433-8000
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 21, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 2 OF 8 PAGES


--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        LSI Logic Corporation
        I.R.S. Identification No.:  94-2712976
--------------------------------------------------------------------------------

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                      (B)  [ ]
        N/A
--------------------------------------------------------------------------------

     3  SEC USE ONLY

--------------------------------------------------------------------------------

     4  SOURCE OF FUNDS*
        WC, OO
--------------------------------------------------------------------------------

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
        N/A
--------------------------------------------------------------------------------

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        STATE OF DELAWARE
--------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  64,183 shares of Series B Preferred Stock (1)
                               -------------------------------------------------
        NUMBER OF
          SHARES               8  SHARED VOTING POWER 658,803 shares of
       BENEFICIALLY               Common Stock (2)
         OWNED BY              -------------------------------------------------
           EACH
        REPORTING              9  SOLE DISPOSITIVE POWER
          PERSON                  64,183 shares of Series B Preferred Stock (1)
           WITH
                               -------------------------------------------------

                              10  SHARED DISPOSITIVE POWER
                                  N/A
--------------------------------------------------------------------------------

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        64,183 shares of SEEQ Series B Preferred Stock and 658,803 shares of SEEQ Common Stock (1) (2)
--------------------------------------------------------------------------------

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        100% of the Series B Preferred Stock and 2.0% of the issued and outstanding SEEQ Common Stock (1) (2)
--------------------------------------------------------------------------------

    14  TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full LSI Logic Corporation ("LSI") will have sole voting power with respect to that number of shares of Series B Preferred Stock that represent 19.9% of the voting power of the issued and outstanding shares of capital stock of SEEQ Technology Incorporated ("SEEQ") as of the first date, if any, upon which the Option becomes exercisable, which, based upon the 32,252,752 shares of Common Stock of SEEQ outstanding as of February 21, 1999 (as represented by SEEQ in the Merger Agreement discussed in Items 3 and 4) currently equals 64,183 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is entitled to 100 votes on all matters submitted to a vote of the stockholders of SEEQ. In certain circumstances each share of Series B Preferred Stock is convertible into 100 shares of SEEQ Common Stock. Prior to the exercise of the Option, LSI is not entitled to any rights as a stockholder of SEEQ as to the shares of Series B Preferred Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. LSI expressly disclaims beneficial ownership of any of the shares of Series B Preferred Stock which are purchaseable by LSI upon exercise of the Option until such time as LSI purchases any such shares of Series B Preferred Stock upon any such exercise.

          (2) 658,803 shares of SEEQ Common Stock are subject to Voting Agreements entered into by LSI and certain stockholders of SEEQ (discussed in Items 3 and 4 below). LSI expressly disclaims beneficial ownership of any of the shares of SEEQ Common Stock covered by the Voting

                                 SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 3 OF 8 PAGES


          Agreements. Based on the number of shares of SEEQ Common Stock outstanding as of February 21, 1999 (as represented by SEEQ in the Merger Agreement discussed in Items 3 and 4), the number of shares of SEEQ Common Stock indicated represents approximately 2.0% of the outstanding SEEQ Common Stock, excluding the shares of outstanding shares of SEEQ Series B Preferred Stock issuable upon exercise of the Option.

          This amended and restated Schedule 13D/A amends and restates in its entirety the Schedule 13D filed by LSI Logic Corporation on March 3, 1999.

ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D/A (this "Statement") relates to the Common Stock and Series B Preferred Stock of SEEQ Technology Incorporated, a Delaware corporation ("SEEQ" or "Issuer"). The principal executive offices of SEEQ are located at 47200 Bayside Parkway, Fremont, California 94538.

ITEM 2.   IDENTITY AND BACKGROUND.

          The name of the corporation filing this statement is LSI Logic Corporation, a Delaware corporation ("LSI"). LSI is a leader in the design, development, manufacture and marketing of high performance application specific integrated circuits and application specific standard products. The address of LSI's principal business is 1551 McCarthy Boulevard, Milpitas, California 95035. The address of LSI's executive offices is the same as the address of its principal business.

          Set forth on Schedule A is the name of each of the directors and executive officers of LSI, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to LSI's knowledge.

          Neither LSI, nor to LSI's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To LSI's knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Agreement and Plan of Reorganization and Merger dated as of February 21, 1999, and amended March 5, 1999 (the "Merger Agreement"), among LSI, Stealth Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of LSI ("Merger Sub") and SEEQ, and subject to the conditions set forth therein (including approval by stockholders of SEEQ), Merger Sub will merge with and into SEEQ and SEEQ will become a wholly-owned subsidiary of LSI (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into SEEQ with SEEQ remaining as the surviving corporation (the "Surviving Corporation").

                                 SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 4 OF 8 PAGES


          As an inducement to LSI to enter into the Merger Agreement, LSI and SEEQ entered into a Stock Option Agreement dated as of February 21, 1999, and amended March 5, 1999, (the "Stock Option Agreement") pursuant to which SEEQ granted LSI the right (the "Option"), under certain conditions, to acquire up to the number of shares of Series B Preferred Stock sufficient to give LSI ownership of 19.9% of the voting power of SEEQ's issued and outstanding capital stock. SEEQ's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. Each share of Series B Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of SEEQ. Each share of Series B Preferred Stock is convertible in certain circumstances into 100 shares of SEEQ Common Stock. The granting of the Option was negotiated as a material term of the Merger transaction. LSI did not pay additional consideration to SEEQ in connection with SEEQ entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, LSI anticipates it will use working capital for any exercise of the Option.

          As a further inducement for LSI to enter into the Merger Agreement and in consideration thereof, certain stockholders of SEEQ (the "Stockholders") entered into individual voting agreements with LSI (collectively, the "Voting Agreements") whereby each Stockholder agreed to vote all of the shares of SEEQ Common Stock beneficially owned by them in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. LSI did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

          References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement, and the Voting Agreements, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D/A, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of LSI, with and into SEEQ in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and SEEQ will continue as the Surviving Corporation and as a wholly-owned subsidiary of LSI. Each holder of outstanding SEEQ Common Stock will receive, in exchange for each share of SEEQ Common Stock held by such holder, 0.1095 shares of LSI Common Stock subject to adjustment as set forth in Section 1.6(a) of the Merger Agreement. LSI will assume each outstanding option to purchase SEEQ Common Stock under SEEQ's stock option plans.

                                  SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 5 OF 8 PAGES


          Pursuant to the Stock Option Agreement SEEQ granted LSI the Option to acquire up to the number of shares of SEEQ Series B Preferred Stock sufficient to give LSI ownership of 19.9% of the voting power of SEEQ's issued and outstanding capital stock under certain conditions. SEEQ's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur (a) if the Merger Agreement is terminated by LSI if (i) the Board of Directors of SEEQ or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to LSI its unanimous recommendation in favor of, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) SEEQ shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of SEEQ in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of SEEQ fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within five (5) business days after LSI requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal (as defined in Section 5.4(a) of the Merger Agreement); (iv) the Board of Directors of SEEQ or any committee thereof shall have approved or recommended any Acquisition Proposal; (v) SEEQ shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of SEEQ shall have been commenced by a Person (as defined in Section 8.3(d) of the Merger Agreement) unaffiliated with LSI and SEEQ shall not have sent to its security holders within ten business days after such tender or exchange offer is first published, sent or given, a statement disclosing that SEEQ recommends rejection of such tender or exchange offer; or (b) if the Merger Agreement is terminated by either LSI or SEEQ because the Merger shall not have been consummated by August 27, 1999, or because the SEEQ stockholders fail to approve the Merger Agreement and the Merger, and prior to the date of termination of the Merger Agreement a third party has announced an Acquisition Proposal and (i) within nine months following the termination of the Merger Agreement acquisition of SEEQ is consummated or SEEQ enters into an agreement or letter of intent providing for such an acquisition, or (ii) immediately prior to the closing of a tender of exchange offer for a Company Acquisition (as defined in Section 7.3(b)(iii) of the Merger Agreement).

          Pursuant to the Voting Agreements, the Stockholders have irrevocably appointed LSI as their lawful attorney and proxy. Such proxy gives LSI the limited right to vote each of the 658,803 shares (including options exercisable within 60 days of February 21, 1999) of SEEQ Common Stock beneficially owned by the Stockholders in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, LSI (or any nominee of LSI) will be limited, at every SEEQ stockholders meeting and every written consent in lieu of such a meeting to vote the Shares in favor of

                                 SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 6 OF 8 PAGES


          approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

          The purpose of the transactions under the Stock Option Agreement and the Voting Agreements is to enable LSI and SEEQ to consummate the transactions contemplated under the Merger Agreement.

          (c) Not applicable.

          (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the current officers of Merger Sub.

          (e) Other than as a result of the Merger, not applicable.

          (f) Other than as a result of the Merger, not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

          (h) - (i) If the Merger is consummated as planned, the SEEQ Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

          (j) Other than described above, LSI currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although LSI reserves the right to develop such plans).

          References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the Merger Agreement, the Stock Option Agreement and the form of Voting Agreement, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D/A, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

                                 SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 7 OF 8 PAGES


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) - (b) As a result of the Voting Agreements, LSI may be deemed to be the beneficial owner of at least 658,803 shares of SEEQ Common Stock. Such SEEQ Common Stock constitutes approximately 2.0% of the issued and outstanding shares of SEEQ Common Stock based on the number of shares of SEEQ Common Stock outstanding as of February 21, 1999 (as represented by SEEQ in the Merger Agreement discussed in Items 3 and
          4). LSI may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, LSI (i) is not entitled to any rights as a stockholder of SEEQ as to the Shares and
          (ii) disclaims any beneficial ownership of the shares of SEEQ Common Stock which are covered by the Voting Agreements.

          In the event the Option becomes exercisable and is exercised in full, LSI will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the voting power of the then issued and outstanding shares of Series B Preferred Stock, which, based upon the 32,252,752 shares of SEEQ Common Stock outstanding as of February 21, 1999 (as represented by SEEQ in the Merger Agreement), currently equals 64,183 shares of Series B Preferred Stock.

          John J. D'Errico, an executive officer of LSI, owns 6,000 shares of SEEQ Common Stock. To LSI's knowledge, no other person listed on Schedule A has an ownership interest in SEEQ.

          Set forth on Schedule B is the name of those stockholders of SEEQ that have entered into a Voting Agreement with LSI, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to LSI's knowledge.

          (c) To LSI's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

          (d) To LSI's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of SEEQ reported on herein.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Votings Agreements, to the knowledge of LSI, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and

                                  SCHEDULE 13D/A


CUSIP NO. 815779-10-3                                          PAGE 8 OF 8 PAGES


          between such persons and any person with respect to any securities of SEEQ, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The Merger Agreement and Stock Option Agreement have each been amended to make certain technical corrections to reflect the intent of the parties thereto. The Merger Agreement and Stock Option Agreement filed as exhibits hereto are filed in their amended and restated form.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Reorganization and Merger, dated February 21, 1999 and amended March 5, 1999 by and among LSI, Merger Sub and SEEQ. (Incorporated by reference to exhibits to the Report on Form 8-K/A filed by LSI Logic Corporation on March 5, 1999.)

          2. Stock Option Agreement dated February 21, 1999, and amended March 5, 1999, by and between LSI and SEEQ.

          3. Form of Voting Agreement by and between LSI and the persons listed on Schedule B to this Schedule 13D/A.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 1999

                                       LSI LOGIC CORPORATION



                                       By:  /s/ David E. Sanders
                                            ------------------------------------
                                            David E. Sanders
                                            Vice President, General Counsel and
                                            Secretary

                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              LSI LOGIC CORPORATION

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of LSI. Except as indicated below, the business address of each such person is 1551 McCarthy Boulevard, Milpitas, CA 95035.


Name and Title                                      Present Principal Occupation
--------------                                      ----------------------------
Wilfred J. Corrigan                                 Chairman of the Board of Directors
Chairman of the Board of Directors                  and Chief Executive Officer of LSI
and Chief Executive Officer

Elias J. Antoun                                     Executive Vice President, Consumer Products of
Executive Vice President, Consumer Products         LSI

John P. Daane                                       Executive Vice President, Communications,
Executive Vice President, Communications,           Computer and ASIC Products of LSI
Computer and ASIC Products

John J. D'Errico                                    Executive Vice President, Storage Components
Executive Vice President, Storage Components        and Colorado Operations of LSI
and Colorado Operations

Thomas Georgens                                     Senior Vice President and General Manager,
Senior Vice President and General Manager,          Storage Systems Division of LSI
Storage Systems Division

W. Richard Marz                                     Executive Vice President, Geographic Markets of
Executive Vice President, Geographic Markets        LSI

R. Douglas Norby                                    Executive Vice President
Executive Vice President and Chief Financial        and Chief Financial Officer of LSI
Officer

David E. Sanders                                    Vice President, General Counsel and Secretary of
Vice President, General Counsel and Secretary       LSI

Lewis C. Wallbridge                                 Vice President, Human Resources of LSI
Vice President, Human Resources

Joseph M. Zelayeta                                  Executive Vice President, Worldwide Operations
Executive Vice President, Worldwide Operations      of LSI

T.Z. Chu                                            Retired President of Hoefer Pharmacia Biotech,
Director                                            Inc.

Malcolm R. Currie                                   Chief Executive Officer, Currie Technologies,
Director                                            Inc.; Chairman Emeritus, Hughes Aircraft, Inc.

James H. Keyes                                      Chairman and Chief Executive Officer of
Director                                            Johnson Controls, Inc.

                                   Schedule B

                          SEEQ TECHNOLOGY INCORPORATED
                          VOTING AGREEMENT STOCKHOLDERS

         The following table sets forth the name and present principal occupation or employment of each SEEQ stockholder that entered into a voting agreement with LSI. Except as indicated below, the business address of each such person is 47200 Bayside Parkway, Fremont, CA 94538.


Voting Agreement Stockholder                           Shares Beneficially Owned
----------------------------                           -------------------------
Gary R. Fish(a)                                                12,620
 Vice President, Finance and Administration,
 Chief Financial Officer and Secretary of SEEQ
Christopher E. Mann                                               100
 Vice President, Design Engineering of SEEQ
Phillip J. Salsbury (b)                                       363,208
 Chief Executive Officer and Director of SEEQ
James D. Middleton                                              3,375
 Vice President, Manufacturing Operations of
 SEEQ
Alan V. Gregory (c)                                           248,500
 Chairman of the Board of Directors of SEEQ
Charles Giancarlo (d)                                          20,000
 Director of SEEQ
Robert C. Frostholm                                            11,000
 Vice President, Sales and Marketing of SEEQ
Total:                                                        658,803

     (a) Represents 2,000 shares of outstanding SEEQ Common Stock and 10,620 shares subject to options exercisable within 60 days of February 21, 1999.

     (b) Represents 28,000 shares of outstanding SEEQ Common Stock and 335,208 shares subject to options exercisable within 60 days of February 21, 1999.

     (c) Represents 138,500 shares of outstanding SEEQ Common Stock and 110,000 shares subject to options exercisable within 60 days of February 21, 1999.

     (d) Represents 20,000 shares subject to options exercisable within 60 days of February 21, 1999.